Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The table below sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods presented:

	Year Ended December 31,
	2015	2014	2013	2012	2011

Excluding Interest on Deposits:
Fixed Charges (1):
Interest expense (excluding interest on deposits)	$83,501	$67,048	$75,020	$52,977	$38,899
Interest factor in rent expense	5,631	6,305	6,631	5,821	4,378
Dividends on preferred stock (2)	16,069	16,312	16,146	2,335	—
Total fixed charges	$105,201	$89,665	$97,797	$61,133	$43,277

Earnings:
Income from continuing operations before taxes	$207,159	$238,571	$218,040	$115,997	$81,514
Fixed charges (1)	105,201	89,665	97,797	61,133	43,277
Dividends on preferred stock (2)	(16,069)	(16,312)	(16,146)	(2,335)	—
Total Earnings	$296,291	$311,924	$299,691	$174,795	$124,791

Ratio of earnings to fixed charges, excluding interest on deposits	2.8	3.5	3.1	2.9	2.9

Including Interest on Deposits:
Fixed Charges (1):
Interest expense	$210,900	$168,960	$176,772	$141,762	$135,910
Interest factor in rent expense	5,631	6,305	6,631	5,821	4,378
Dividends on preferred stock (2)	16,069	16,312	16,146	2,335	—
Total fixed charges	$232,600	$191,577	$199,549	$149,918	$140,288

Earnings:
Income from continuing operations before taxes	$207,159	$238,571	$218,040	$115,997	$81,514
Fixed charges (1)	232,600	191,577	199,549	149,918	140,288
Dividends on preferred stock (2)	(16,069)	(16,312)	(16,146)	(2,335)	—
Total Earnings	$423,690	$413,836	$401,443	$263,580	$221,802

Ratio of earnings to fixed charges, including interest on deposits	1.8	2.2	2.0	1.8	1.6
(1)     Preferred share dividends paid on private shares are excluded.
(2)    Dividends on preferred stock have been grossed up by the effective tax rate for the period.
The term "fixed charges" means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.
The term "earnings" is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

1